Exhibit I.A.(5)(d)

Royal Tandem Life Insurance Company	New York, New York

Backdating Endorsement
Endorsement Data	Insured: Policy Number: Policy Date: Endorsement Effective Date:

Endorsed on This Policy on its Date of Issue:

For the policy processing period beginning on the policy date we will calculate the net rate of return for an investment division as follows:

(1)    For the period from the policy date to the Endorsement Effective Date we will credit interest at the rate used in our computations shown in Policy Schedule 2.

(2)    For the period from the Endorsement Effective Date to the next policy processing date, we will credit the division’s net rate of return for such period.

“Signature Appears Here”	“Signature Appears Here”
Secretary	President

MBDR87